Exhibit 99.1

Enerplus to Present at Barclays CEO Energy-Power Conference - September 6

CALGARY, AB, Sept. 1, 2023 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ian C. Dundas, President & Chief Executive Officer, will provide an update on Enerplus' operations during a moderated question and answer session at the Barclays CEO Energy-Power Conference in New York, NY on September 6, 2023, at 3:00 PM ET. Investors are invited to listen to a live webcast of the presentation: Enerplus Presentation - Barclays CEO Energy-Power Conference.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2023/01/c6448.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 06:00e 01-SEP-23